Procera Networks, Inc. | 100-C Cooper Court | Los Gatos, CA 95032 p. 408-890-7100 | f. 408-354-7211 | www.proceranetworks.com

November 4, 2008	VIA EDGAR

Securities and Exchange Commission
Attn:	Kathleen Collins
Mark Shuman
Evan Jacobson
Kari Jin
100 F Street, N.E.
Washington, D. C. 20549

RE:	Procera Networks, Inc.
Forms 10-K and 10-K/A for the Fiscal Year Ended December 31, 2007
Filed April 2, 2008 and April 30, 2008, respectively
File No. 1-33691

Ladies and Gentlemen:

This letter is being submitted in response to comments (the “Comments”) received from the staff of the Commission (the “Staff”) by letter dated October 24, 2008, with respect to Procera Networks, Inc. (the “Company”) Form 10-K and Form 10-K/A for Fiscal Year Ended December 31, 2007.

The Company advises the Staff that it hopes to provide a response to the Comments on or before December 12, 2008 and will further advise the Staff if it becomes unable to do so.

The Company respectfully advises the Staff that it is working diligently with internal accounting personnel, its independent accounting firm and its Compensation Committee in preparing the response.  The Company has recently been in contact with Staff regarding final clarification on comments in preparation of the amended Form 10-K and Form 10-K/A and believes it is now able to complete its response.  The requirement of predecessor independent accounting firm consent has, in part, also contributed to the delay.

Please do no hesitate to call me at (408) 890-7051 if you have any questions or would like any additional information regarding this matter.

Sincerely,

By:	/s/ Paul Eovino
Paul Eovino
Principal Accounting Officer
Procera Networks, Inc.

cc:	James F. Brear – Procera Networks, Inc.
Thomas H. Williams – Procera Networks, Inc.
Micahel E. Tenta – Cooley Godward Kronish LLP
Eric C. Jensen – Cooley Godward Kronish LLP